UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of JANAURY, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  January 12, 2007                    /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           President and CEO

                               HALO RESOURCES LTD.

                          Suite 1208 - 625 Howe Street
                              Vancouver, BC V6C 2T6

                            MANAGEMENT PROXY CIRCULAR

   (Containing information as at January 10, 2007 unless indicated otherwise)


SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF HALO RESOURCES LTD. (THE "CORPORATION") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE CORPORATION (AND ANY ADJOURNMENT THEREOF) TO BE HELD ON FEBRUARY 15, 2007 (THE "MEETING") AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

The contents and the sending of this Management Proxy Circular have been approved by the directors of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and a director, respectively, of the Corporation. A Shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting has the right to do so, either by stroking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy. A PROXY WILL NOT BE VALID UNLESS THE COMPLETED FORM OF PROXY IS RECEIVED BY COMPUTERSHARE INVESTOR SERVICES INC., OF 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1 NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Corporation, Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54 -101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Proxy Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' Meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Shareholder's name in the blank provided.

The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING -- THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Shareholders in this Management Proxy Circular and the accompanying form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will be voted in favour of the matters to be brought before the Meeting as set out in this management proxy circular or withheld from voting if so indicated on the form of proxy.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:                unlimited common shares without par value
Issued and Outstanding:            34,617,049(1) common shares without par value

(1) As at January 10, 2007

Only Shareholders of record at the close of business on January 10, 2007 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each common share registered in his/its name on the list of Shareholders, which is available for inspection during normal business hours at COMPUTERSHARE INVESTOR SERVICES INC. and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of D & H Group LLC, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration.

ELECTION OF DIRECTORS

The Board of Directors presently consists of seven directors and it is intended to determine the number of directors at seven and to elect seven directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the BUSINESS CORPORATIONS ACT.

Pursuant to National Instrument 54-101, a Notice of Meeting and Record Date has been filed with all securities administrators of jurisdictions wherein the Corporation's registered shareholders have their addresses and has been given to the TSX Venture Exchange at least 25 days before the Record Date.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

----------------------------------------------------------------------------------------------------------------
NAME, POSITION AND PROVINCE &      PRINCIPAL OCCUPATION AND IF NOT AT PRESENT AN                   NO. OF SHARES
COUNTRY OF RESIDENCE(1)            ELECTED DIRECTOR, OCCUPATION DURING THE PAST      DIRECTOR       BENEFICIALLY
                                   FIVE YEARS(1)                                      SINCE           HELD(2)
----------------------------------------------------------------------------------------------------------------

MARC CERNOVITCH                    President and CEO of Halo Resources Ltd.          Feb. 9,           94,800
President, Chief Executive                                                             2005
Officer and Director
British Columbia, Canada
----------------------------------------------------------------------------------------------------------------

NICK DEMARE(3)                     Chartered Accountant.  President and owner of     Jan. 30,         425,961(4)
Chief Financial Officer,           Chase Management Ltd., a private company            1996
Chairman and Director              providing accounting, administrative and
British Columbia, Canada           management services.
----------------------------------------------------------------------------------------------------------------

TOM HEALY                          Professional Mining Engineer.  President of       Feb. 9,          100,000(5)
Senior Vice-President, Chief       Kamcot International Ltd., a private company        2005
Operating Officer and Director providing management and engineering services.
Alberta, Canada
----------------------------------------------------------------------------------------------------------------

WILLIAM LEE(3)                     Chartered Accountant.  Chief Financial            Feb. 12,          5,300
Director                           Officer of Jinshan Gold Mines, Inc.                 2004
British Columbia, Canada
----------------------------------------------------------------------------------------------------------------

ANDREW CARTER(3)                   President of Tinka Resources Limited.             Feb. 12,          22,000
Director                                                                               2004
British Columbia, Canada
----------------------------------------------------------------------------------------------------------------

EWAN DOWNIE                        President and CEO of Wolfden Resources Inc.       May 31,          830,000
Director                           and Chairman of Sabina Resources Inc.               2004
Ontario, Canada
----------------------------------------------------------------------------------------------------------------

LYNDA BLOOM                        Geologist.  President, CEO and director of        Nov.27,              Nil
Director                           Canadian Shield Resources Inc. from January         2006
Ontario, Canada                    1998 to January 2007.  President and owner of
                                   Analytical Solutions Ltd. from September 1987
                                   to present.
----------------------------------------------------------------------------------------------------------------

NOTES:
(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(3)  Denotes member of Audit Committee.
(4) Includes 319,691 common shares held directly and 97,404 common shares and 8,866 common shares held by DNG Capital Corp. ("DNG") and 888 Capital Corp. ("888"), respectively. DNG is a private company wholly-owned by Mr. DeMare. 888 is a private company 50% owned by Mr. DeMare.
(5) Held through Kamcot International Ltd., a private company wholly-owned by Mr. Healy.

STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

"Named Executive Officers" means the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Corporation, regardless of the amount of compensation of those individuals, and each of the Corporation's three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $150,000 whether or not they are an executive officer at the end of the fiscal year.

During the fiscal year ended August 31, 2006, the Corporation had two Named Executive Officers, Mr. Marc Cernovitch, the Corporation's President and CEO, and Mr. Nick DeMare, the Corporation's Chairman and CFO. The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers during the financial years ended August 31, 2004, 2005 and 2006:

------------------------------------------------------------------------------------------------------------------

                                         ANNUAL COMPENSATION              LONG TERM COMPENSATION
                                  --------------------------------   --------------------------------

                                                                             AWARDS           PAYOUTS
                                                                     ----------------------   -------

                                                                     SECURITIES  RESTRICTED
                                                                       UNDER      SHARES OR                 ALL
 NAME AND                                                OTHER        OPTIONS/   RESTRICTED                OTHER
 PRINCIPAL                                               ANNUAL         SARS        SHARE       LTIP      COMPEN-
 POSITION               YEAR(1)   SALARY     BONUS    COMPENSATION    GRANTED       UNITS     PAYOUTS      SATION
                                    ($)       ($)         ($)          (#)(2)        ($)        ($)         ($)
-------------------------------   --------------------------------   ----------------------   -------    ---------

 Marc Cernovitch(3)      2006     93,000      Nil         Nil         330,000        N/A        N/A         Nil
 President, CEO          2005     51,500      Nil         Nil         275,000        N/A        N/A         Nil
 and Director            2004       N/A       N/A         N/A           N/A          N/A        N/A         N/A
-------------------------------   --------------------------------   ----------------------   -------    ---------
 Nick DeMare             2006       Nil       Nil      30,000(4)      133,000        N/A        N/A      69,700(4)
 Chairman, CFO and       2005       Nil       Nil      28,000(4)       73,000        N/A        N/A      62,450(4)
 Director                2004       Nil       Nil       8,000(4)     150,000(5)      N/A        N/A      55,638(4)
-------------------------------   --------------------------------   ----------------------   -------    ---------
------------------------------------------------------------------------------------------------------------------

NOTES:
(1)  Financial years ended August 31, 2004, 2005 and 2006.
(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(3) Mr. Cernovitch was appointed on February 9, 2005 as the President and CEO of the Corporation.
(4) Paid to Chase Management Ltd. ("Chase"), a private company owned by Mr. DeMare, for accounting, administration, management and professional services rendered by Mr. DeMare and Chase personnel. See "Management Contracts".
(5)  Includes 50,000 options granted to Chase.

LONG-TERM INCENTIVE PLANS -- AWARD IN MOST RECENTLY COMPLETED FINANCIAL YEAR

The Corporation has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officers during the Corporation's most recently completed financial year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS AND SHARE APPRECIATION RIGHTS

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted to the Named Executive Officers during the financial year ended August 31, 2006:


---------------------------------------------------------------------------------------------------------------
                                           % OF TOTAL                          MARKET VALUE OF
                          SECURITIES      OPTIONS/SARS                           SECURITIES
                            UNDER          GRANTED TO                            UNDERLYING
                         OPTIONS/SARS     EMPLOYEES IN       EXERCISE OR       OPTIONS/SARS ON       EXPIRATION
NAME                       GRANTED       FINANCIAL YEAR      BASE PRICE       THE DATE OF GRANT         DATE
                             (#)              (%)           ($/SECURITY)        ($/SECURITY)
---------------          ------------    --------------     ------------      -----------------      ----------

Marc Cernovitch              80,000           3.69%             0.75                0.74             Sep. 29/08
                            250,000          11.53%             0.45                0.50             Feb. 02/09
                            -------          -----
                            330,000          15.22%
                            =======          =====
---------------          ------------    --------------     ------------      -----------------      ----------

Nick DeMare                  60,000           2.77%             0.75                0.74             Sep. 29/08
                             73,000           3.36%             0.45                0.50             Feb. 02/09
                            -------          -----
                            133,000           6.13%
                            =======          =====
---------------          ------------    --------------     ------------      -----------------      ----------
---------------------------------------------------------------------------------------------------------------

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR -END OPTION/ SAR VALUES

The following table sets out details of all the incentive stock options, both exercised and unexercised, for the Named Executive Officers during the financial year ended August 31, 2006:

------------------------------------------------------------------------------------------------------------------
                                                                      UNEXERCISED           VALUE OF UNEXERCISED
                             SECURITIES                             OPTIONS/SARS AT        IN THE MONEY OPTIONS AT
                            ACQUIRED ON      AGGREGATE VALUE      FINANCIAL YEAR -END      FINANCIAL YEAR -END (1)
NAME                          EXERCISE          REALIZED             EXERCISABLE /              EXERCISABLE /
                                (#)                ($)               UNEXERCISABLE              UNEXERCISABLE
                                                                          (#)                        ($)
---------------             ----------       ---------------      -------------------      -----------------------

Marc Cernovitch                 Nil                N/A               480,000 / N/A                Nil / N/A
---------------             ----------       ---------------      -------------------      -----------------------

Nick DeMare                     Nil                N/A             283,000(2) / N/A               Nil / N/A
---------------             ----------       ---------------      -------------------      -----------------------
------------------------------------------------------------------------------------------------------------------

NOTES:
(1) The closing price of the Corporation's  shares on August 31, 2006 was $0.40.
(2) Includes 50,000 options granted to Chase.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The  Corporation  does  not  have  any  compensatory  plan(s),   contract(s)  or
arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officers' employment, a change of control of our corporation or a change in the Named Executive Officers' responsibilities following a change in control, which entitle a Named Executive Officer to receive from the Corporation an amount, including all period payments or installments, exceeding $100,000.

COMPENSATION OF DIRECTORS

CASH COMPENSATION

During the financial year ended August 31, 2006, the Corporation paid $116,400 for professional fees to a director who is not a Named Executive Officer of the Corporation.

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Corporation during the financial year ended August 31, 2006 to the directors who are not the Named Executive Officers of the Corporation:


---------------------------------------------------------------------------------------------------------------
                                           % OF TOTAL                          MARKET VALUE OF
                          SECURITIES      OPTIONS/SARS                           SECURITIES
                            UNDER          GRANTED TO                            UNDERLYING
                         OPTIONS/SARS     EMPLOYEES IN       EXERCISE OR       OPTIONS/SARS ON       EXPIRATION
NAME                       GRANTED       FINANCIAL YEAR      BASE PRICE       THE DATE OF GRANT         DATE
                             (#)              (%)           ($/SECURITY)        ($/SECURITY)
--------------------     ------------    --------------     ------------      -----------------      ----------

Directors as a group        180,000            8.30%            0.75                0.74             Sep. 29/08
who are not Named           295,000           13.61%            0.45                0.50             Feb. 2/09
Executive Officers          -------           -----
                            475,000           21.91%
                            =======           =====
--------------------     ------------    --------------     ------------      -----------------      ----------
---------------------------------------------------------------------------------------------------------------

The following table sets forth details of all exercises of stock options during the financial year ended August 31, 2006 by the directors who are not the Named Executive Officers of the Corporation, and the financial year end value of unexercised options:

------------------------------------------------------------------------------------------------------------------
                                                                      UNEXERCISED           VALUE OF UNEXERCISED
                             SECURITIES                             OPTIONS/SARS AT        IN THE MONEY OPTIONS AT
                            ACQUIRED ON      AGGREGATE VALUE      FINANCIAL YEAR -END      FINANCIAL YEAR -END (1)
NAME                          EXERCISE          REALIZED             EXERCISABLE /              EXERCISABLE /
                                (#)                ($)               UNEXERCISABLE              UNEXERCISABLE
                                                                          (#)                        ($)
---------------             ----------       ---------------      -------------------      -----------------------

Directors as a group            Nil                N/A               935,000 / N/A                Nil / N/A
who are not Named
Executive Officers
---------------             ----------       ---------------      -------------------      -----------------------
------------------------------------------------------------------------------------------------------------------

NOTE:
(1) The closing price of the Corporation's shares on August 31, 2006 was $0.40.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Corporation's financial year ended August 31, 2006, all information required with respect to compensation plans under which equity securities of the Corporation are authorized for issuance:

------------------------------------------------------------------------------------------------------------------
                                                                                    NUMBER OF SECURITIES REMAINING
                             NUMBER OF SECURITIES TO    WEIGHTED-AVERAGE EXERCISE    AVAILABLE FOR FUTURE ISSUANCE
                             BE ISSUED UPON EXERCISE       PRICE OF OUTSTANDING        UNDER EQUITY COMPENSATION
                             OF OUTSTANDING OPTIONS,    OPTIONS, WARRANTS AND        PLANS (EXCLUDING SECURITIES
                               WARRANTS AND RIGHTS                RIGHTS               REFLECTED IN COLUMN (A))

-------------------------    -----------------------    -------------------------   ------------------------------
Plan Category                          (a)                         (b)                            (c)
-------------------------    -----------------------    -------------------------   ------------------------------

Equity compensation plans           2,903,000 (1)                 $0.56                      See Note (1)
approved by
securityholders

-------------------------    -----------------------    -------------------------   ------------------------------
Equity compensation plans              N/A                         N/A                            N/A
not approved by
securityholders
-------------------------    -----------------------    -------------------------   ------------------------------

Total                               2,903,000                     $0.56                      See Note (1)
-------------------------    -----------------------    -------------------------   ------------------------------
------------------------------------------------------------------------------------------------------------------

NOTE:
(1) The Corporation has in place a "rolling" stock option plan (the "Plan") whereby the maximum number of Common shares that may be reserved for issuance pursuant to the Plan will not exceed 10% of the issued shares of the Corporation at the time of the stock option grant. As of the date hereof, Common shares may be reserved for issuance pursuant to the Plan. See "Particulars of Other Matters to be Acted Upon -- Stock Option Plan" for further particulars of the Plan.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No executive officers, directors, employees or former executive officers and directors of the Corporation are indebted to the Corporation. None of the directors, executive officers or proposed nominees of the Corporation nor any associate or affiliate of these individuals, is or has been indebted to the Corporation since September 1, 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein or in the Financial Statements, no informed person of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation. An "informed person" means a director or executive office of a reporting issuer; a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; any person or company who beneficially owns, directly or indirectly, voting shares of a reporting issuer or who exercises control or direction over shares of the reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer; and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

The Corporation has a management contract with Chase Management Ltd. ("Chase"), of Suite 1305 - 1090 W. Georgia Street, Vancouver, BC, V6E 3V7, a company wholly-owned by Nick DeMare, whereby the Corporation has retained Chase to provide ongoing administrative, accounting, professional and management services. In return for providing such services, Chase is paid a monthly fee of $3,000 plus any out-of-pocket disbursements made by Chase on the Corporation's behalf. In addition, the Corporation may engage Chase to perform extra services in which case Chase will charge the Corporation for its employees at competitive rates. The Corporation is also paying Chase $2,000 per month for the services of Mr. DeMare in his capacity as Chairman and CFO of the Corporation. Payment for these services have been included as part of "Other Annual Compensation" and "All Other Compensation" of the Summary Compensation Table for Mr. DeMare.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, NATIONAL INSTRUMENT 58-101 - DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES ("NI 58-101") was adopted by the Canadian Securities Administrators. NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument. The Corporation is a "venture issuer" within the meaning of NI 58-101. A discussion of the Corporation's governance practices within the context of NI 58-101 is set out below:

BOARD OF DIRECTORS

The Corporation has four independent directors, namely: Messrs. William Lee, Andrew Carter and Ewan Downie and Ms. Lynda Betty Bloom. The Corporation has three directors who are not independent because they are executive officers of the Corporation, namely: Mr. Marc Cernovitch, President and CEO, Mr. Nick DeMare, CFO and Chairman and Mr. Tom Healy, Senior Vice-President and Chief Operating Officer.

DIRECTORSHIPS

As of the date of this information circular, certain directors of the Corporation are also serving as directors of other reporting issuers, details of which are as follows:

     NICK DEMARE: Aguila American Resources Ltd., Andean American Mining Corp., Astral Mining Corporation, Centrasia Mining Corp., Consolidated Kookaburra Resources Ltd., GeoPetro Resources Company, GGL Diamond Corp., Gold Point Energy Corp., Golden Peaks Resources Ltd., Goldmarca Limited, Lariat Energy Ltd., Mawson Resources Limited, Mirasol Resources Ltd., Mulligan Capital Corp., Sinchao Metals Corp., Tinka Resources Limited and Tumi Resources Limited.

     WILLIAM LEE: Golden Peaks Resources Ltd., Rochester Resources Ltd. and Tinka Resources Limited.

     ANDREW  CARTER:  Astral  Mining  Corporation,   Gold  Point  Energy  Corp.,
     Rochester Resources Ltd. and Tinka Resources Limited.

     EWAN DOWNIE: Anaconda Gold Corp., Benton Resources Corp., Newstrike Resources Ltd., Pediment Exploration Ltd., Premier Gold Mines Limited and Sabina Silver Corporation.

     LYNDA BLOOM: Augen Capital Corp. and Canadian Shield Resources Inc.

ORIENTATION AND CONTINUING EDUCATION

The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Corporation's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.

ETHICAL BUSINESS CONDUCT

The Corporation does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements.

NOMINATION OF DIRECTORS

When a board vacancy occurs or is contemplated, any director may make recommendations to the board as to qualified individuals for nomination to the board.

In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Corporation at that time.

COMPENSATION

From time to time, the independent directors of the Board will review the compensation payable to the CEO and CFO. The directors receive no compensation in their capacity as directors other than the grant of stock options from time to time, which allocation is made by the Board as a whole.

OTHER BOARD COMMITTEES

The board has no standing committees other than the Audit Committee.

ASSESSMENTS

The Board of Directors of the Corporation does not conduct any formal evaluation of the performance and effectiveness of the members of the Board, the Board as a whole or any committee of the Board.

AUDIT COMMITTEE

THE AUDIT COMMITTEE'S CHARTER

The following is the text of the Corporation's Audit Committee Charter:

        "MANDATE

        The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation's systems of internal controls regarding finance and accounting and the Corporation's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

        - Serve as an independent and objective party to monitor the Corporation's financial reporting and internal control system and review the Corporation's financial statements.

        -       Review  and  appraise  the  performance  of  the   Corporation's
                external auditors (the "Auditor").

        - Provide an open avenue of communication among the Corporation's auditors, management and the Board of Directors.

        COMPOSITION

        The Committee shall be comprised of at least three members. Each member must be a director of the Corporation. A majority of the members of the Committee shall not be officers or employees of the Corporation or of an affiliate of the Corporation. At least one member of the Committee shall be financially literate. All members of the Committee who are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of this Audit Committee Charter, the term "financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

        The members of the Committee shall be appointed by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership. The Chair shall be financially literate.

        MEETINGS

        The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the CFO and the external auditors in separate sessions. Unless all members are present and waive notice, or those absent waive notice before or after a meeting, the Chairman will give Committee members 24 hours' advance notice of each meeting and the matters to be discussed at it. Notice may be given personally, by telephone, facsimile or e-mail.

        The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Corporation's annual financial statements and, if the Committee feels it is necessary or appropriate, at any other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Corporation.

        At each meeting of the Committee, a quorum shall consist of a majority of members that are not officers or employees of the Corporation or of an affiliate of the Corporation. A member may participate in a meeting of the Committee in person or by telephone if all members participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A member may participate in a meeting of the Committee by a communications medium other than telephone if all members participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all members who wish to participate in the meeting agree to such participation.

        As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Corporation's financial statements.

        The Committee may invite to its meetings any director, any manager of the Corporation, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

        RESPONSIBILITIES AND DUTIES

        To fulfill its responsibilities and duties, the Committee shall:

        DOCUMENTS/REPORTS REVIEW

        (a)     Review and update the Charter annually.

        (b)     Review  the  Corporation's  financial  statements,  MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

        (c) Review and satisfy itself that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assess the adequacy of those procedures.

        EXTERNAL AUDITORS

        (a) Be directly responsible for overseeing the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Corporation.

        (b)      Require the Auditor to report directly to the Committee.

        (c) Review, annually, the performance of the Auditor who shall be ultimately accountable to the Board of Directors and the
                 Committee as representatives of the shareholders of the Corporation.

        (d) Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor.

        (e)      Take,   or  recommend   that  the  Board  of  Directors   take,
                 appropriate action to oversee the independence of the Auditor.

        (f) Recommend to the Board of Directors the external auditor to be nominated at the annual general meeting for appointment as the Auditor for the ensuing year and the compensation for the Auditors, or, if applicable, the replacement of the Auditor.

        (g) Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Corporation.

        (h) Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

        (i) Review with management and the Auditor the audit plan for the annual financial statements.

        (j) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Auditor. The pre-approval requirement is waived with respect to the provision of non-audit services if:

                 (i) the aggregate amount of all such non-audit services that were not pre-approved is reasonably expected to constitute not more than 5% of the total amount of fees paid by the Corporation and its subsidiary entities to the Auditor during the fiscal year in which the non-audit services are provided;

                 (ii) such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

                 (iii) such services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

        The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the pre-approval requirement set out in this section provided the pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.

        FINANCIAL REPORTING PROCESSES

        (a) In consultation with the Auditor, review with management the integrity of the Corporation's financial reporting process, both internal and external.

        (b)     Consider  the   Auditor's   judgments   about  the  quality  and
                appropriateness of the Corporation's accounting principles as applied in its financial reporting.

        (c)     Consider   and   approve,   if   appropriate,   changes  to  the
                Corporation's auditing and accounting principles and practices as suggested by the Auditor and management.

        (d)     Review   significant   judgments   made  by  management  in  the
                preparation of the financial statements and the view of the Auditor as to the appropriateness of such judgments.

        (e) Following completion of the annual audit, review separately with management and the Auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

        (f) Review any significant disagreement among management and the Auditor in connection with the preparation of the financial statements.

        (g) Review with the Auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented.

        (h) Discuss with the Auditor the Auditor's perception of the Corporation's financial and accounting personnel, any material recommendations which the Auditor may have, the level of cooperation which the Auditor received during the course of their review and the adequacy of their access to records, data and other requested information.

        (i)     Review  any  complaints  or  concerns  about  any   questionable
                accounting, internal accounting controls or auditing matters.

        (j)     Review certification process.

        (k)     Establish procedures for:

                (i)   the  receipt,   retention   and  treatment  of  complaints
                      received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

                (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

        OTHER

        (a) Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

        (b) Report regularly and on a timely basis to the Board of Directors on matters coming before the Committee.

        (c) Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board of Directors for approval.

        AUTHORITY

        The Committee is authorized to:

        (a) seek any information it requires from any employee of the Corporation in order to perform its duties;

        (b) engage, at the Corporation's expense, independent legal counselor other professional advisors on any matter within the scope of the role and duties of the Committee under this Charter;

        (c) set and pay the compensation for any advisors engaged by the Committee; and

        (d) communicate directly with the internal and external auditors of the Corporation.

        This Charter supersedes and replaces all prior charters and other terms of reference pertaining to the Committee."

                       COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee (1):

--------------------------------------------------------------------------------
                          INDEPENDENT (1)                   FINANCIALLY LITERATE
--------------------------------------------------------------------------------

Nick DeMare                      N                                    Y
--------------------------------------------------------------------------------
William Lee                      Y                                    Y
--------------------------------------------------------------------------------
Andrew Carter                    Y                                    Y
--------------------------------------------------------------------------------

NOTE:

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

The Corporation is relying on the exemption provided under Section 6.1 of MI52-110.

RELEVANT EDUCATION AND EXPERIENCE

William Lee is a Chartered Accountant with significant experience working with resource issuers as a chief financial officer. In addition, from 2004 to January 2006, Mr. Lee provided consulting services to a resource energy group in meeting their compliance obligations under the Sarbanes-Oxley Act. Nick DeMare is a Chartered Accountant with significant experience working with resource issuers as a chief financial officer and Andrew Carter is a business executive with extensive experience in the industry. As such each has acquired knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Corporation's financial disclosures and internal control systems.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees billed by the Corporation's external auditors in each of the last two fiscal years for audit fees are as follows:

--------------------------------------------------------------------------------
                                          AUDIT                            ALL
FINANCIAL YEAR             AUDIT         RELATED          TAX             OTHER
   ENDING                   FEES          FEES           FEES             FEES
--------------------------------------------------------------------------------

August 31, 2006          $23,831         $5,637         $22,944            Nil
--------------------------------------------------------------------------------
August 31, 2005          $13,356         $1,419          $2,202            Nil
--------------------------------------------------------------------------------

NOTE:
(1) Estimated audit fee for the financial year ended August 31, 2006.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A.       RATIFICATION OF APPROVED STOCK OPTION PLAN

The Corporation has a rolling stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder. The Corporation's Plan was approved by the shareholders at the last annual general meeting held in February 2006. In accordance with the policies of the TSX Venture Exchange (the "Exchange"), a rolling plan, which is the type of plan the Corporation has adopted, requires the approval of the shareholders of the Corporation on an annual basis. Accordingly, the Corporation requests that the shareholders ratify and approve the Plan, with or without amendments as may be required by the Exchange.

The purpose of the Plan is to provide the Corporation with a share related mechanism to enable the Corporation to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Corporation and to enable and encourage such individuals to acquire shares of the Corporation as long term investments.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may issue a majority of the options to insiders of the Corporation. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Corporation result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Corporation's issued and outstanding share capital.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan which is available for review by any shareholder up until the day preceding the Meeting at the Corporation's registered and records office at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, and will be available at the Meeting:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of Shares which is 10% of the issued and outstanding shares of the Corporation. The Corporation currently has 3,460,000 options outstanding. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Corporation's shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2. The Board will not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the Corporation.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding ten years from the date on which the Board grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Corporation or ceases to be employed by the Corporation (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Corporation, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Corporation's secretary or such other officer or employee as may be designated by the Board from time to time. Upon the approval of the Plan by the Corporation's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Corporation regularly employed on a full-time or part-time basis, directors of the Corporation and persons who perform services for the Corporation on an ongoing basis or who have provided, or are expected to provide, services of value to the Corporation.

The Exchange policies require that the Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the Corporation requests that the shareholders pass the following resolution:

         "RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

         1. the Plan, substantially in the form approved by the shareholders of the Corporation at the last annual general meeting held on February 9, 2006, with or without amendments, as may be required by the TSX Venture Exchange, is hereby ratified, confirmed and approved;

         2. the Corporation is authorized to grant stock options pursuant and subject to the terms and conditions of the Plan entitling all of the optionholders in aggregate to purchase up to such number of common shares of the Corporation as is equal to 10% of the number of common shares of the Corporation issued and outstanding on the applicable grant date; and

         3. any one or of the directors or officers of the Corporation be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

An ordinary resolution requires the approval of a simple majority (>50%) of the votes cast by the shareholders of the Corporation being entitled to vote in person or by proxy at the Meeting.

OTHER MATTERS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at WWW.SEDAR.COM. Shareholders may contact the Corporation at #1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7 or by telephone at 604-685-9316 to request copies of the Corporation's financial statements and MD&A for its most recently completed financial year. Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year.

                               HALO RESOURCES LTD.
                               (THE "CORPORATION")


            2007 REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS


National Instrument 51-102 requires the Corporation to send annually to the registered holders and beneficial owners of its securities ("Securityholders") a form to allow Securityholders to request a copy of the Corporation's annual financial statements and related MD&A and/or interim financial statements and related MD&A. If you wish to receive such mailings, please complete and return this form to:


                               HALO RESOURCES LTD.
                      C/O #1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7


The undersigned Securityholder hereby elects to receive or not receive:

[ ] Yes  [ ] No   Interim Financial Statements for the first, second and third financial quarters of 2007 and the related MD&A,

                                 -- and / or --


[ ] Yes  [ ] No   Annual Financial Statements for the fiscal year ended
                  August 31, 2007 and related MD&A.



PLEASE NOTE THAT A REQUEST FORM WILL BE MAILED EACH YEAR AND SECURITYHOLDERS MUST RETURN SUCH FORM EACH YEAR TO RECEIVE THE DOCUMENTS INDICATED ABOVE.


NAME:        ___________________________________________________________________

ADDRESS:     ___________________________________________________________________

             ___________________________________________________________________

POSTAL CODE: ___________________________________________________________________



I confirm that I am a: [ ] REGISTERED SHAREHOLDER OR [ ] BENEFICIAL SHAREHOLDER of the Corporation.


Signature of
Securityholder:   __________________________________   Date:  __________________

CUSIP:  40637D108